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Exhibit 12.1

Cobalt International Energy, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Nine Months Ended September 30, 2013	Year Ended December 31,
		2012	2011	2010	2009
	($ in thousands)
Fixed Charges:
Interest expense	$51,027	$3,140	—	—	—
Capitalized interest	10,893	—	—	—	—

Total	$61,920	$3,140	—	—	—

Earnings:
Pretax (loss) income from continuing operations	$(366,905)	$(282,999)	$(133,637)	$(136,476)	$(81,257)
Fixed charges	61,920	3,140	—	—	—
Less: Interest capitalized in current period	(10,893)	—	—	—	—

Total	$(315,878)	$(279,859)	$(133,637)	$(136,476)	$(81,257)

Ratio of Earnings to Fixed Charges	N/A	N/A	—	—	—
Insufficient coverage	$377,798	$282,999	N/A	N/A	N/A

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  Exhibit 12.1
Cobalt International Energy, Inc. Computation of Ratios of Earnings to Fixed Charges